Exhibit 99.1

HudBay Minerals Inc.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the Three and Nine Months

Ended September 30, 2010

November 3, 2010

This Management’s Discussion and Analysis (“MD&A”) dated November 3, 2010 is intended to supplement and complement HudBay Minerals Inc.’s (“HudBay” or “the Company”) unaudited interim consolidated financial statements and related notes for the three and nine months ended September 30, 2010, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A should also be read in conjunction with both the audited annual consolidated financial statements and annual MD&A for the year ended December 31, 2009. Additional information regarding the Company, including its audited annual consolidated financial statements and annual MD&A for the year ended December 31, 2009 and its most recent Annual Information Form (“AIF”) dated March 31, 2010, is available on SEDAR at www.sedar.com. All figures are in thousands of Canadian dollars unless otherwise noted. This MD&A contains “forward-looking information” that is subject to the cautionary statements and the risk factors contained herein and contained in the Company’s AIF. The reader is cautioned not to put undue reliance on forward-looking information and statements.

FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to the Company’s ability to develop its Lalor project, the Back Forty project and 777 North expansion, the ability of management to execute on key strategic and operational objectives, the ability to meet production forecasts, exploration expenditures and activities and the possible success of such exploration activities, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, estimate of salvage value, costs and timing of the development of new deposits, mineral pricing, reclamation costs, economic outlook, currency fluctuations, government regulation of mining operations, environmental risks, mine life projections, the ability to maintain a regular dividend on its common shares, the availability of third party concentrate for processing in HudBay’s facilities and the availability of third party processing facilities for HudBay’s concentrate, business and acquisition strategies and the timing and possible outcome of pending litigation. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-

looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including the ability to develop and operate the Lalor project on an economic basis and in accordance with applicable timelines, geological and technical conditions at Lalor differing from areas successfully mined by us in the past, the ability to meet required solvency tests to support a dividend payment, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in HudBay’s AIF under the heading “Risk Factors”. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. In addition, certain forward-looking information in this MD&A relate to prospective results of operations, financial position or cash flows based on assumptions about future economic conditions or courses of action. Such information is provided in attempt to assist the reader in identifying trends and anticipated events that may affect HudBay’s business, results of operations and financial position and may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies. In addition, HudBay’s unaudited interim consolidated financial statements and related notes for the three and nine months ended September 30, 2010 are prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, which auditing requirements, principles and standards are different from those of the United States.

Information concerning the mineral properties of the Company has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of our AIF for the fiscal year ended December 31, 2009, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.8 in our Form 40-F filed on October 19, 2010 (File No. 001- 34244).

DOCUMENTS INCORPORATED BY REFERENCE

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this MD&A to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this MD&A after it has been modified or superseded.

OUR BUSINESS

HudBay (TSX/NYSE:HBM) is a Canadian-based, integrated base metals mining, metallurgical processing and refining company with assets in North and Central America. We own zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, a copper refinery in Michigan and a nickel project in Guatemala. In addition to our primary products, zinc and copper, we also produce gold, silver and zinc oxide. Our objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining our financial strength.

Unless the context otherwise suggests, references to “HudBay” or the “Company” or “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited, “WPCR” refers to the White Pine Copper Refinery Inc. and “HMI Nickel” refers to HMI Nickel Inc., all wholly-owned subsidiaries of HudBay. “CGN” refers to Compañía Guatemalteca de Níquel, S.A., a 98.2%-owned subsidiary, held indirectly through HMI Nickel.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition ($000s)	Sep 30 2010	Dec 31 2009
Cash and cash equivalents	851,739	886,814
Working capital	866,612	949,589
Total assets	2,065,596	2,032,267
Shareholders’ equity	1,703,134	1,702,349

		Three Months Ended		Nine Months Ended
Financial Performance ($000s except per share and cash cost per pound amounts)		Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
Revenue		163,367	194,608	595,538	554,049
Earnings before tax and non-controlling interest		29,572	32,947	116,499	132,390
Net earnings		11,660	19,975	48,492	105,432
Basic and diluted net earnings per share		0.08	0.13	0.32	0.68
EBITDA [1]		55,465	59,201	208,495	103,310
Operating cash flow [1] [2]		39,825	48,214	139,923	91,051
Operating cash flow per share [1] [2]		0.27	0.31	0.93	0.59
Cash cost per pound of zinc sold [1]		US (0.27)	US (0.23)	US (0.38)	US (0.07)
Operating Highlights
Production (HBMS contained metal in concentrate)[3]
Zinc	tonnes	18,091	20,728	58,194	57,484
Copper	tonnes	14,913	13,286	38,753	37,182
Gold	troy oz.	23,789	25,886	64,801	69,852
Silver	troy oz.	205,522	298,777	633,613	756,429
Metal Sold
Zinc - refined [4]	tonnes	25,698	29,349	77,741	80,771
Copper	tonnes
Cathode & anodes		2,797	15,293	31,745	51,117
Payable metal in concentrate [5]		6,321	—	6,864	—
Gold	troy oz.
Contained in slimes & anode		6,296	21,900	53,920	74,921
Payable metal in concentrate [5]		10,789	—	11,781	—
Silver	troy oz.
Contained in slimes & anode		53,695	506,148	768,223	1,711,212
Payable metal in concentrate [5]		85,044	—	96,264	—

[1]	Refer to page 39 for non-GAAP measures.
[2]	Before changes in non-cash working capital.
[3]	Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.
[4]	Zinc sales include sales to our Zochem facility of 8,080 tonnes in the third quarter of 2010. In the third quarter, Zochem had sales of 10,668 tonnes of zinc oxide.
[5]	Concentrate was not sold in 2009 while the smelter was in operation.

EXECUTIVE SUMMARY

Earnings and cash flow from operating activities decreased

We earned $11.7 million or $0.08 per share during the third quarter of 2010, compared to earnings of $20.0 million or $0.13 per share during the third quarter of 2009. Earnings decreased due mainly to rail transport issues causing lower volumes of metals sold, in addition to higher taxes and exploration expenses. Refer to page 15 for further discussion of our metal sales results and outlook. Cash flow from operating activities, before changes in working capital (refer to “Non-GAAP Measures” on page 39), was $39.8 million or $0.27 per share, compared to $48.2 million or $0.31 per share in the third quarter of 2009.

Revenue decreased

Revenue decreased to $163.4 million during the third quarter of 2010, from $194.6 million in the third quarter of 2009. Most of the decrease was due to the inability of our rail service provider to provide sufficient railcars to transport concentrate production together with the effect of the stronger Canadian dollar, partially offset by higher base metals prices.

Operating expenses decreased

Operating expenses decreased to $92.7 million for the quarter, from $119.2 million in the third quarter of 2009, principally due to decreased volumes of purchased copper concentrate, decreased smelter and refinery costs as a result of closure and changes in domestic inventory arising from copper concentrate production in excess of sales.

Production met expectations

Overall, production remains on track to meet our 2010 guidance. Mine production was 578,372 tonnes of ore in the third quarter, a 5% increase from 551,329 tonnes for the same quarter in 2009, as additional production from the reopened Chisel North mine in 2010 was offset by lower production from the 777 and Trout Lake mines relative to the strong production levels achieved in 2009.

Cash cost per pound of zinc decreased

Our cash cost per pound of zinc sold, net of by-product credits was negative US$0.27/lb. compared to negative US$0.23/lb. in the third quarter of 2009, excluding costs and sales related to Balmat, HMI Nickel and corporate activities (refer to “Non-GAAP Measures” on page 39). The decrease was principally due to higher copper, gold and silver by-product credits arising from higher prices, offset in part by a stronger Canadian dollar. Cash costs net of by-product credits have been restated to exclude corporate costs.

Co-product cash costs

Commencing in the third quarter of 2010, we introduced co-product cash costs as a new non-GAAP measure (refer to “Non-GAAP Measures” on page 39). We believe that these costs serve as meaningful indicators for investors to evaluate our operations. Costs for 2009 have not been included for comparability because they included substantial purchased copper concentrate volumes together with the cost of the smelter and refinery, which were shutdown in 2010. During the quarter ended September 30, 2010, our co-product cash costs per unit sold was $1.37/lb of copper, $0.86/lb of zinc and $336/oz of gold.

Working capital decreased

As at September 30, 2010, working capital decreased to $866.6 million from $949.6 million as of December 31, 2009, primarily due to changes in non-cash working capital during the period. Our cash and cash equivalents decreased to $851.7 million from $886.8 million as of December 31, 2009 as investing and financing activities such as capital expenditures, strategic investments, share repurchases and dividend payments exceeded cash flows from operating activities.

Safety performance

For the quarter, we recorded a lost time accident frequency of 0.6 per 200,000 hours worked, including contractors, unchanged compared to the same quarter in 2009. Year-to-date, we recorded a lost time accident frequency of 0.8, compared to 0.7 per 200,000 hours worked in 2009.

Lalor project approved

On August 4, 2010, the Board approved the expenditures necessary to put the Lalor project into full production, including construction of a production shaft and concentrator upgrades. We also announced a new National Instrument (“NI”) 43-101 compliant mineral resource estimate and potential mineral deposit conceptual estimate for our Lalor project.

777 North Mine expansion approved

On August 4, 2010, we announced that $20 million in funding has been approved to expand the 777 Mine.

Fenix project resource estimate

On March 31, 2010, we announced a new NI 43-101 compliant mineral resource estimate for our Fenix project.

Aquila Resources Inc. (“Aquila”) Back Forty project

On September 10, 2010, we announced that we had invested the necessary funds to earn a 51% interest in Aquila’s Back Forty project in Michigan. On October 15, 2010, we announced a new NI 43-101 compliant mineral resource estimate for the Back Forty project and an exploration alliance with Aquila.

Investment in Augusta Resource Corporation (“Augusta”)

On August 23, 2010, we announced that we invested $30 million in the shares and warrants of Augusta, pursuant to a subscription agreement, to assist in the development of Augusta’s Rosemont project.

Common share dividend paid

An inaugural semi-annual dividend in the amount of $0.10 per common share was paid on September 30, 2010 to shareholders of record as of September 15, 2010.

New York Stock Exchange (“NYSE”) listing

On October 25 2010, we commenced trading on the NYSE under the symbol “HBM”.

New credit facility

On November 3, 2010, we established a new US$300 million revolving credit facility with a syndicate of lenders.

Management team strengthened with key appointments

On June 21, 2010, we announced the appointment of David Garofalo as President and Chief Executive Officer, effective July 12, 2010. On August 4, 2010, we announced the appointment of Ken Gillis as Senior Vice President, Corporate Development. Internal appointments include Alan Hair as Senior Vice President, Business Development and Technical Services, Tom Goodman as Senior Vice President and Chief Operating Officer and Maura Lendon as Senior Vice President, Corporate Services and Chief Legal Officer.

RECENT DEVELOPMENTS

Full Commitment to Development of Lalor Mine

On August 4, 2010, our board of directors made a full commitment to the development of our 100% owned Lalor project by authorizing the expenditures necessary to put the project into full production. Initial production from the access ramp is scheduled in the second quarter of 2012 and full production from the 985 meter production shaft is anticipated in late 2014. The project’s estimated capital cost of approximately $560 million, which includes $36 million spent as at September 30, 2010, is expected to fund full project development, including access to the gold and copper-gold zones and a comprehensive upgrade of our Snow Lake concentrator. We intend to fully fund the project from our current cash resources and future cash flows.

The capital spending is expected to occur over the 2010-2014 period as follows:

(in $ millions)
2010	$54
2011	$161
2012	$135
2013	$120
2014	$90

Our previous estimate for 2010 capital expenditures on Lalor was $133 million, based on commencing shaft sinking in Q3 2010. Planned expenditures from 2010 to subsequent years of the project have been changed due to the deferral of the shaft sinking to early 2011. No changes have been made to expected total project costs or project timeline based on the current scope of the project.

Our current mine planning for Lalor contemplates the following:

•	Full production of 3,500 tonnes of ore per day.

•

The $560 million estimated capital cost, $36 million of which has been spent as at September 30, 2010 includes a 13% contingency. The approved expenditure is intended to fully fund project development, including the extension of power and water facilities to the site, a 300 person camp, surface and underground construction at the mine site, including the completion of the access ramp, a production shaft and a ventilation shaft, an upgrade to the existing tailings facility and a comprehensive upgrade of our Snow Lake concentrator.

•

Construction at the concentrator is expected to include replacing copper and zinc floatation cells and concentrate dewatering equipment and construction of a new gold leach plant which is anticipated to improve gold recovery. Upon completion of the upgrades, the concentrator is expected to be capable of processing 3,500 tonnes of material per day and will principally produce zinc and copper concentrates and gold doré bars.

We continued to make significant progress on the planned 3,000 meter access ramp at the Lalor project, having advanced 1,154 meters from the Chisel North Mine as at October 26, 2010. Ground conditions have been good and water intersections have been minimal since the first quarter of 2010. In September 2010, we switched the ventilation system on the ramp from a “push” system to a “pull” system to assist in the blast clearing of the main ramp development face. This system will be in place until the ramp reaches the 810 meter level at the Lalor orebody in early 2012. The temporary ramp exhaust is currently being raisebored with 172 meters having been enlarged and 288.3 meters remaining. This raise will serve as the exhaust for the entire ramp drive until the permanent exhaust is in place in 2012. Surface site construction has begun and the access road is near completion. The surface mine site and surface exhaust sites have been cleared, and are currently being leveled.

Procurement and tendering is ongoing. The main production hoist and man hoist have been ordered with the man hoist expected to be delivered in the first quarter of 2011. Bid evaluation and contract award on the ventilation shaft will be completed in Q4 2010. The mine camp accommodations have been awarded with site preparations to begin in November.

We are continuing with the metallurgical testing of the Lalor ores, focusing on gold optimization: this includes variable testing on the primary grind, with and without a regrind circuit, as well as optimization of the reagent used and projected consumption.

We have also begun a trade-off study on whether to refurbish the existing Snow Lake concentrator or construct a new concentrator at the mine site. The trade-off study is expected to be completed in the fourth quarter of 2010.

Revised Lalor Resource Estimate

On August 4, 2010, we also announced an updated NI 43-101 compliant mineral resource estimate for the base metal zone at Lalor, which increases the tonnage in the indicated resource category by 8.1% from the resource announced in October 2009.

Base Metal Zone Mineral Resource – May 1, 2010 1

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	13.3	1.6	24.9	0.66	8.87
Inferred	4.8	1.3	26.2	0.58	9.25

[1]	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In-fill drilling completed between late 2009 and early 2010 has allowed gold zone 21 and a portion of gold zone 25 to be classified as inferred mineral resources in accordance with NI 43-101, as shown below:

Gold Zone Inferred Mineral Resource – May 1, 2010 1

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Inferred	5.4	4.7	30.6	0.47	0.46

[1]

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Capping of the gold grades was employed to avoid any disproportionate influence of random anomalously high gold grades on the average grade determination.

A revised conceptual estimate of the tonnes and grade of the remaining portion of the gold zone was also completed. The Lalor gold zone potential estimate is conceptual in nature and to date there has been insufficient exploration to define a mineral resource compliant with NI 43-101 and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Potential Gold Zone Conceptual Estimate – May 1, 2010

Tonnes (Millions)	Au (g/t) [2]	Ag (g/t)	Cu (%)	Zn (%)
5.1-6.1	4.3-5.1	23-27	0.2-0.4	0.2-0.4

[2]	Capping of the gold grades was employed to avoid any disproportionate influence of random anomalously high gold grades on the estimate of the range of average grade.

On August 4, 2010, we also announced a new conceptual estimate of the tonnes and grade of the copper-gold zone. The Lalor copper-gold zone potential estimate is conceptual in nature and to date there has been insufficient exploration to define a mineral resource compliant with NI 43-101 and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Potential Copper-Gold Zone Conceptual Estimate – May 1, 2010

Tonnes (Millions)	Au (g/t)[2]	Ag (g/t)	Cu (%)	Zn (%)
1.8-2.2	5.8-7.0	18-22	3.2-4.0	0.2-0.3

[2]	Capping of the gold grades was employed to avoid any disproportionate influence of random anomalously high gold grades on the estimate of the range of average grade

For detail on the key assumptions, parameters and methods used to estimate the mineral resources, and the basis on which the potential quantity and grade of the gold zone and copper-gold zone was determined, see “Lalor Project Supplementary Information” in our press release dated August 4, 2010.

The copper-gold zone remains open, and we are continuing to drill with two drills from surface at Lalor to explore the periphery of the deposit for additional orebodies. A drill at Lalor is targeting the previously-announced copper-gold intersection that was recently discovered down-plunge from base metal zone 10. A fourth drill is being mobilised to test regional geophysical targets near the Lalor deposit. We also intend to conduct extensive underground exploration at Lalor, including definition drilling on the gold zone and copper-gold zone, starting in 2012 when ramp access to the deposit has been completed.

Our production decision with respect to Lalor was not based on the results of a pre-feasibility study or feasibility study of mineral resources demonstrating economic or technical viability, because significant portions of the deposit are not able to be classified as a mineral reserve until they can be accessed from underground for additional drilling. Because of this, the production decision was based on mineral resources identified to date and estimates of potential grades and quantities of the gold zone and copper-gold zone, along with other available information, including cost estimates and portions of the engineering design, which have been completed to a level suitable for inclusion in a feasibility study.

Back Forty Project

Two drills are currently turning at the Back Forty project following up on hole LK-479 which intersected two units of massive sulphide including 6 meters of 8 g/t Au, 312 g/t Ag and 8% Zn (please see our press release dated October 15, 2010). A third drill is expected to be added in November to follow up on geophysical targets to the east of the known mineralization.

On October 15, 2010, we announced an updated NI 43-101 compliant mineral resource estimate for the Back Forty project. The updated resource includes 18.1 million tonnes of measured and indicated mineral resources with nearly one million ounces of contained gold and 3.2 million tonnes of inferred mineral resources.

The new resource, which is shown in the table below, reflects updated metal prices, a reinterpretation of mineral domains and additional diamond drilling conducted during work to earn into the Back Forty project.

October 15, 2010 Resource Table 1

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Open Pit [2]
Measured	14.2	1.64	17.26	0.15	2.58
Indicated	2.2	1.65	33.80	0.42	1.16
Measured and indicated	16.4	1.64	19.47	0.18	2.39
Inferred	1.5	1.53	34.18	0.68	0.94
Underground [3]
Measured	0.8	1.69	25.93	0.23	3.57
Indicated	0.9	1.31	25.33	0.33	3.11
Measured and indicated	1.7	1.49	25.61	0.28	3.33
Inferred	1.7	1.23	18.75	0.32	2.92
Combined Open Pit and Underground
Measured and indicated	18.1	1.63	20.04	0.19	2.48
Inferred	3.2	1.38	26.18	0.49	1.97

[1]

Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. The cut-off grades are based on metal price assumptions of US $0.85 per pound zinc, US $2.05 per pound copper, US $0.59 per pound lead, US $866 per troy ounce gold and US $13.95 per troy ounce silver. Metallurgical recoveries were determined and used for each of the metallurgical domains determined for the deposit.

[2]

Cut off grades were determined for each of the metallurgical domains based on Net Smelter Royal (“NSR”) values. Average cut-off grade for the open pit resource contained within an optimized pit shell was US $20.

[3]	Cut off grades were determined for each of the metallurgical domains based on NSR values. Average cut-off grade for the underground resources outside of the optimized pit shell was US $62.

Fenix Project

On March 31, 2010, we announced a new NI 43-101 compliant mineral resource estimate for our Fenix project in eastern Guatemala. Measured and Indicated resources are 36.19 million tonnes of 1.92% nickel contained in saprolite. We expect this resource will be converted into a reserve with the completion of the updated feasibility study, which is expected by the end of 2010. See table below.

In parallel with the work that has been ongoing to update the resource estimates:

•

A 7,000 meter diamond drill program at the Fenix project was completed in the second quarter. Compilation and verification of results is expected to result in a new resource for areas 212 and 213 to be completed in the second half of 2010. Areas 212 and 213 are based primarily on historical drilling and are among the first areas proposed to be mined at the Fenix project.

•	We are evaluating other near project exploration opportunities that would enhance the economics of Fenix;

•

We have been advancing a revised power strategy for Fenix based on the generation of power from coal or petroleum coke at an on-site power plant, while retaining the option to consider supplemental power supply from the Central American power grid;

•	We have engaged Hatch Engineering and Golder Associates to update the prior feasibility study incorporating the new resource estimate and results are expected by the end of 2010; and

•	We are continuing to evaluate financing alternatives for Fenix.

This new resource estimate replaces the previously reported Proven and Probable reserves, as contained in the technical report on Fenix filed in November 2008.

Mineral Resource Estimate for Fenix Project Area (March 31, 2010)

Classification	Area	%Ni cut-off	000’ Dry Tonnes	% Ni
	212	1.6	4,793	2.09
	213z1	1.6	724	2.19
Measured	217Z1 East	1.6	2,218	2.09
	Total		7,735	2.09
	213z2	1.6	168	1.94
	215	1.5	3,346	1.85
	216	1.5	5,895	1.75
Indicated	217z1 West	1.6	537	1.82
	217z2	1.5	9,441	1.86
	251	1.6	9,067	1.97
	Total		28,454	1.87
Measured & indicated	Total		36,190	1.92
	215inf	1.5	5,800	1.8
Inferred	217z3	1.5	3,900	1.8
	Total		9,700	1.8

Qualified Persons

Cashel Meagher, P.Geo., Vice President, Exploration, of HudBay Minerals Inc. is the Qualified Person, as defined by NI 43-101, who is accountable for the supervision of the scientific and technical information contained in this MD&A.

The principal factors supporting the revised saprolite mineral resources amenable to pyrometallurgical processing, including the methodology used in the resource estimate, are contained in the NI 43-101 technical report which was prepared by Golder Associates and filed with securities regulators. The technical report, entitled “Technical Report on an Update to the Mineral Resource Estimates of the Fenix Project, Izabal, Guatemala,” dated March 31, 2010, is available at www.sedar.com.

The saprolite resource for the areas outside of the immediate project area, which offer potential exploration upside and opportunity for life of mine expansion, is currently being recalculated, and it will be completed with the updated feasibility study.

VMS Ventures Inc. (“VMS”)

On July 6, 2010, HBMS entered into a joint venture agreement and four option agreements with VMS respecting our Reed Lake property and a series of adjacent mineral properties held by VMS in Manitoba’s Flin Flon Greenstone Belt. Pursuant to the joint venture agreement, we have a 70% interest and VMS has a 30% interest in a joint venture respecting the Reed Lake property and the two claims immediately to the south. We are the operator of the joint venture with authority and discretion as to the exploration and potential development of the property and have exclusive rights to purchase and market the ore produced from the property. We will also provide full financing of VMS’s proportionate share of the costs to develop the property, which will be repayable solely from VMS’s share of cash flow generated from the project. In August, we made a cash payment of $2.6 million to VMS as consideration for VMS transferring the southern claims to the joint venture and in lieu of our obligation to earn back into the property under the initial option agreement between the parties.

The option agreements grant us the right to earn a 70% interest in four adjacent claim parcels held by VMS, including the Tower Zone and Super Zone properties. Upon making certain cash payments and meeting work commitments over two to three years, we will earn a 70% interest in the applicable property and a new joint venture will be formed between HudBay and VMS that will have substantially the same terms as the Reed joint venture. Any failure to make the required cash payments and work commitments with respect to a certain property will cause that property to revert to VMS but will not affect HudBay’s option over the other properties.

Exploration

We continue to invest in exploration. In addition to the drilling activity referred to previously at the Lalor and Back Forty projects, two drills are operating in and around Flin Flon, Manitoba testing near mine geophysical targets and trends, and a continual underground exploration program is being carried out at the 777 mine. Another drill is testing regional geophysical anomalies south of Flin Flon.

One drill has completed work on the Lost property, which was optioned from Halo Resources Ltd. and results are being compiled and interpreted. Another drill is drilling at the Reed Lake deposit and is delineating the copper resource as part of the VMS joint venture.

777 North Mine Expansion Approved

On August 4, 2010, we also announced plans to expand the 777 Mine. The 777 North expansion involves driving a ramp from surface to the 440 meter level to access mineral resources of 550,000 tonnes grading 1.5 g/t gold, 22.5 g/t silver, 1.0% copper and 3.6% zinc. These zones are connected to the underground workings of the 777 Mine. Total capital costs for the expansion are estimated at approximately $20 million, with production expected to begin in 2012 at a rate of 330 tonnes per day producing approximately 5,500 tonnes of copper metal and 20,000 tonnes of zinc metal over the six year life of the project.

The 777 North expansion will provide an additional egress from the mine and supply additional ore feed to the Flin Flon concentrator and zinc plant. It will also help to sustain employment in Flin Flon as the Trout Lake mine reaches the end of mine life and facilitate the development of an underground exploration platform to evaluate additional exploration opportunities near the 777 mine.

Investment in Augusta

On August 23, 2010, we entered into a subscription agreement with Augusta providing for the purchase, on a private placement basis, of 10,905,590 Units for a purchase price of C$2.75 per Unit for total consideration of C$29,990,372. Each Unit consists of one common share of Augusta and one-half of one common share purchase warrant of Augusta (“Warrants”). Each whole Warrant entitles us to acquire one common share of Augusta at an exercise price of C$3.90 at any time during the 18 months following closing of the transaction (subject to early expiry of the Warrants in certain circumstances).

We own and have control over 14,789,490 common shares of Augusta (approximately 11.0% of the issued and outstanding common shares) and 5,452,795 Warrants (representing approximately 13.6% of the issued and outstanding common shares of Augusta on a fully-diluted basis). Pursuant to the subscription agreement, Augusta has granted us the right to participate in future equity financings that might be undertaken by Augusta in the 24 months following closing of the transaction on a basis that would permit us to maintain its then current percentage equity ownership of Augusta.

The acquisition of the common shares and Warrants of Augusta was made to assist Augusta in the financing of the development of the Rosemont project. We will evaluate the investment in Augusta and may, among other things, increase or decrease our ownership and possibly pursue strategic initiatives with or in respect of Augusta, depending on factors including market conditions, the business and prospects of Augusta and other alternatives available to HudBay from time to time.

Normal Course Issuer Bid

On September 29, 2009, the Toronto Stock Exchange (“TSX”) accepted our application for a normal course issuer bid (“NCIB”). The NCIB permitted us to purchase up to 13,655,000 of our common shares (representing approximately 10% of the public float) during the 12 month period from October 1, 2009 to September 30, 2010. As at September 30, 2010, we had repurchased a total of 5,646,700 of our common shares at a cost of $68.3 million since the inception of the NCIB. The NCIB was not renewed upon its expiry on September 30, 2010.

Management Team Strengthened with Key Appointments

On June 21, 2010, we announced the appointment of David Garofalo as President and Chief Executive Officer and to our Board of Directors, effective July 12, 2010. Most recently, Mr. Garofalo served as Senior Vice President, Finance and Chief Financial Officer with Agnico-Eagle Mines Limited, where he had been employed since 1998. Before joining Agnico-Eagle, Mr. Garofalo served as Treasurer and in various finance roles with Inmet Mining Corporation from 1990.

On August 4, 2010, we named Ken Gillis as Senior Vice President, Corporate Development. Mr. Gillis joins HudBay after 15 years as a leading mining industry investment banker. Mr. Gillis will focus on the identification and execution of acquisition opportunities, while Alan Hair, appointed as HudBay’s Senior Vice President, Business Development and Technical Services, will continue to be responsible for performing technical evaluations of these opportunities and then integrating acquisitions into the organization with the goal of advancing them to the feasibility study stage.

Tom Goodman has been appointed HudBay’s Senior Vice President and Chief Operating Officer. Mr. Goodman has been with the Company for over 30 years and will assume responsibility for overseeing all of the Company’s operations. He will also ensure that the HudBay operating and human resource culture is properly implemented across new development stage projects and mines.

Maura Lendon has been appointed Senior Vice President, Corporate Services and Chief Legal Officer.

Common Share Dividend Paid

On September 30, 2010, a semi-annual dividend in the amount of $0.10 per common share was paid to shareholders of record as of September 15, 2010.

NYSE Listing

On October 22, 2010, we announced our listing on the NYSE. Trading on the NYSE commenced on October 25, 2010 under the symbol “HBM”. We intend to maintain our listing on the Toronto Stock Exchange.

Copper Smelter and WPCR

On June 11, 2010, our copper smelter in Flin Flon, Manitoba, ceased operations. Operations at WPCR ceased in July due to the smelter closure.

FINANCIAL REVIEW

Earnings decreased in the third quarter of 2010

For the third quarter, net earnings were $11.7 million, reflecting a $8.3 million decrease from the third quarter of 2009. Significant variances affecting earnings compared to the same periods in 2009 are as follows:

(in $ millions)	Three Months Ended Sep 30, 2010	Nine Months Ended Sep 30, 2010
Increase (decrease) in earnings components:
Revenues	(31.2)	41.5
Expenses
Operating	26.5	44.0
Depreciation and amortization	3.6	(9.5)
General and administrative	0.1	8.7
Stock-based compensation	(2.2)	(0.5)
Accretion of asset retirement obligations	(0.2)	(0.3)
Foreign exchange loss	3.3	12.0
Exploration	(4.9)	(15.3)
Interest and other income	(0.2)	(100.1)
Gain (loss) on derivative instruments	1.9	3.8
Future taxes	(2.6)	(0.1)
Current taxes	(2.4)	(41.1)

Decrease in net earnings	(8.3)	(56.9)

Earnings were lower in the third quarter of 2010 due to the volumes of metals sold, higher taxes and exploration expenses.

Revenue decreased in the third quarter of 2010

Total revenue for the third quarter was $163.4 million, $31.2 million lower than the same quarter last year, due to the following:

(in $ millions)	Three Months Ended Sep 30, 2010	Nine Months Ended Sep 30, 2010
Metal prices
Higher zinc prices	8.6	57.4
Higher copper prices	23.2	124.3
Higher gold prices	7.5	19.9
Sales volumes
Lower copper sales volumes	(48.1)	(93.0)
Lower zinc sales volumes	(8.0)	(5.2)
Lower gold sales volumes	(6.4)	(11.3)
Other
Stronger Canadian dollar	(9.7)	(58.9)
Other volume and pricing differences	1.7	8.3

Change in revenues	(31.2)	41.5

Sales of copper, gold and silver contained in copper concentrate were adversely affected by the inability of our rail service provider to supply sufficient railcars to transport our concentrate production. At September 30, 2010, we had excess inventory of approximately 5,000 tonnes of copper and 7,800 ounces of gold contained in copper concentrate. If those inventories had been sold at a copper price of US$3.60 per pound and a gold price of US$1,283 per ounce (being the average realized prices for copper and gold during the third quarter of 2010), revenues, earnings before tax and net earnings per share from the sale would have been approximately an additional $50 million, $28 million and $0.11 per share, respectively. We have made arrangements to lease additional rail cars and expect to sell concentrate in amounts similar to production in the fourth quarter of 2010. The excess inventory is expected to be drawn down in the first half of 2011 as additional railcar capacity becomes available.

Under the terms of contracts with our concentrate suppliers and customers, our concentrate purchases and sales are “provisionally priced”. For these contracts, prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. At each reporting date, the fair value of the final purchase or sales price adjustment is re-estimated, and changes in fair value, metal weights and assays are recognized as adjustments to revenue (in the case of concentrate sales) or cost of sales (in the case of concentrate purchases). We recorded $5.0 million in net provisional pricing adjustments in the third quarter of 2010.

Our revenue by significant product types is summarized as follows:

	Three Months Ended		Nine Months Ended
(in $ millions)	Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
Zinc	39.2	49.0	134.2	118.6
Copper	71.0	101.0	287.2	287.4
Gold	22.7	22.8	80.5	80.8
Silver	3.0	7.9	15.6	26.3
Other	27.5	13.9	78.0	40.9

Total revenue	163.4	194.6	595.5	554.0

In accordance with our accounting policies, treatment and refining charges are deducted from revenues for financial statement presentation. Total treatment and refining charges deducted from revenues were $4.6 million in the third quarter of 2010, up from $0.9 million in 2009, and $7.2 million for the first nine months of 2010, up from $4.7 million in 2009.

Realized prices increased in the third quarter of 2010

			Realized prices[1] for three months ended			Realized prices[1] for nine months ended
		LME Q3 2010[2]	Sep 30 2010	Sep 30 2009	LME YTD Q3 2010[2]	Sep 30 2010	Sep 30 2009
Prices in US$
Zinc[3]	US$/lb	0.91	0.96	0.83	0.96	1.01	0.70
Copper[3]	US$/lb	3.29	3.60	2.74	3.25	3.32	2.21
Gold	US$/troy oz.	1,227	1,283	955	1,177	1,186	917
Silver	US$/troy oz.	18.96	21.06	14.51	18.07	17.85	13.43
Prices in C$
Zinc[3]	US$/lb	0.95	1.00	0.91	0.99	1.05	0.81
Copper[3]	US$/lb	3.41	3.75	3.01	3.37	3.45	2.57
Gold	US$/troy oz.	1,275	1,336	1,046	1,219	1,230	1,083
Silver	US$/troy oz.	19.70	21.93	15.93	18.72	18.52	15.80
Exchange rate	US$1 to C$		1.04	1.10		1.04	1.17

[1]

Realized prices are before refining and treatment charges and only on the sale of finished metal or metal in concentrate. Realized prices for copper in 2010 reflect an average of prices realized for copper cathode and spent anode sales and sales of contained copper in concentrate. Realized prices for gold and silver in 2010 reflect an average of prices realized for precious metal slimes and spent anode sales and sales of contained gold and silver in concentrate.

[2]	London Metals Exchange (“LME”) average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.
[3]

The realized components of our metal swap cash flow hedges resulted in a gain of US$0.03/lb. for zinc during the third quarter of 2010 (year-to-date gain of US$0.02/lb. for zinc). Refer to “Base Metal Price Strategic Risk Management” on page 25.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers.

Outlook (see Forward-Looking Information - page 1)

Revenues will continue to be affected by the volume of purchased zinc concentrates and the market prices of zinc, copper, gold and silver, together with fluctuation of the US dollar exchange rate compared to the Canadian dollar. Average market prices for zinc and copper in 2010 to date have been higher than average prices in 2009. If this trend continues, it will positively impact revenues in 2010 as compared to 2009.

Operating expenses decreased in the third quarter of 2010

	Three Months Ended		Nine Months Ended
($000s)	Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
Non-GAAP detailed operating expenses [1]
Mines
777	12,364	12,967	39,153	43,134
Trout Lake	9,704	8,562	27,810	25,495
Chisel North[2]	4,999	—	10,467	2,436
Concentrators
Flin Flon	6,211	5,272	17,143	15,616
Snow Lake	1,798	—	3,285	1,090
Metallurgical plants
Zinc plant	18,116	16,841	55,185	50,901
Copper smelter	—	11,789	20,896	35,315
WPCR	1,487	2,920	7,276	9,312
Other
Purchased concentrate treated	11,977	27,697	26,333	89,900
Anode freight & refining	262	1,412	3,271	5,604
Services & administration	10,638	11,216	29,796	28,510
HBMS employee profit sharing	2,913	3,387	10,597	6,358
Net profits interest	6,481	4,680	13,846	10,220
Other [3]	15,138	9,522	46,902	38,942
Changes in domestic inventory [4]	(12,460)	1,521	35,280	30,774
HMI Nickel	3,024	1,383	8,565	6,187

Total operating expenses	92,652	119,169	355,805	399,794

[1]	Refer to “Non-GAAP Measures” on page 39.
[2]

During the first quarter of 2010, while Chisel North was undergoing start-up, all costs were initially capitalized. During the second quarter, the pre-production costs and tonnes mined were analyzed, resulting in $1.0 million transferred from capital to operating expenses along with the associated 11,703 tonnes of pre-production ore.

[3]	Includes Zochem operating costs, care and maintenance costs for Balmat for 2010 and 2009 and Chisel North for 2009.
[4]

A reduction of inventories requires recognition of additional operating expenses to reflect the cost of sales during the period. Conversely, an increase in inventories requires a negative adjustment to operating expenses.

For the third quarter of 2010, our operating expenses were $92.7 million; $26.5 million lower than the same quarter last year due to the following:

(in $ millions)	Three Months Ended Sep 30, 2010	Nine Months Ended Sep 30, 2010
Decreased volumes of purchased zinc concentrate	(3.0)	(5.1)
Decreased volumes of purchased copper concentrate	(12.7)	(58.5)
Chisel North operating costs	6.8	10.2
Zochem zinc purchases	4.1	14.5
Lower costs for HMI Nickel	1.6	2.2
Other provisions, primarily related to Smelter closure	0.2	(3.0)
Smelter and refinery costs	(13.2)	(16.5)
Changes in domestic inventory	(14.0)	4.5
Other operating expenses	3.7	7.7

Decrease in operating expenses	(26.5)	(44.0)

Purchased copper concentrate volumes and direct smelter and refinery costs decreased due to the closure of the smelter. Lower zinc concentrate purchases were more than offset by the Chisel North operating costs and production. Inventory charges were lower in the third quarter of 2010 due to the buildup of copper concentrate inventory.

Our Balmat operations were acquired from a third party in 2003 for consideration that included a commitment to pay 30% of future net free cash flow from the Balmat operations to the vendor, up to a cap of US$25 million. The acquisition terms placed limitations on our ability to freely dispose of the Balmat assets pending full satisfaction of the purchase price. The vendor also remained responsible for certain environmental liabilities associated with Balmat. In the second quarter of 2010, we agreed with the vendor to settle the satisfaction of the purchase price and all other rights, claims, liabilities and causes of action between the parties by a payment from us to the vendor of US$2.5 million and completed this transaction in the third quarter of 2010. We determined that it was appropriate to recognize an asset retirement obligation of $3.1 million associated with liabilities at Balmat in the second quarter. On concluding that there was no certainty of recovering this investment, we expensed the full amount related to this obligation in operating expenses in the second quarter. Upon completing the settlement described above with the vendor in the third quarter, we recognized the US$2.5 million payment as property, plant and equipment based on the estimated salvage value of the assets.

		Three Months Ended		Nine Months Ended
Unit Operating Costs		Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
Mines
777	$/tonne	33.13	33.26	34.84	36.79
Trout Lake	$/tonne	69.91	53.03	65.95	49.29
Chisel North[1]	$/tonne	75.35	—	64.84	—

Total Mines [1]	$/tonne	46.80	39.05	45.18	40.88
Concentrators
Flin Flon	$/tonne	12.28	9.26	11.09	9.17
Chisel North[1]	$/tonne	26.54	—	23.13	—
Metallurgical Plants
Zinc Plant	$/lb. Zn	0.315	0.269	0.335	0.296
Copper Smelter[2]	$/lb. Cu	—	0.374	0.478	0.348
WPCR[3]	US$/lb. Cu	—	0.096	0.112	0.091

[1]

Production at our Chisel North mine was suspended in early 2009, thus 2009 costs are not shown here. However, mining costs were reflected within the weighted average unit costs presented for total mines.

[2]	The copper smelter was shut down in June 2010.
[3]	Production at WPCR ceased in July 2010. The above figures reflect costs incurred from January to June as production in July was minimal.

For the third quarter, significant variances for 2010 versus 2009 were:

•	Depreciation and amortization decreased by $3.6 million, totaling $25.3 million for the third quarter of 2010, primarily as the smelter and copper refinery had been shut down.

•

Stock-based compensation increased by $2.2 million to $3.0 million in the third quarter of 2010 primarily related to the grant of new stock options and the issuance of additional restricted share units (“RSUs”).

•

Foreign exchange improved by $3.3 million to a loss of $3.6 million in the third quarter of 2010. Foreign exchange represents changes in the Canadian dollar value of our foreign currency denominated operating accounts (including certain cash and cash equivalents, accounts receivable, accounts payable and derivatives) in response to changes in the value of the Canadian dollar relative to foreign currencies over the period. Our foreign currency denominated operating accounts are held primarily in US dollars and small amounts are held in Guatemalan quetzals. The value of the Canadian dollar relative to the US dollar increased over the third quarter of 2010, with exchange rates moving from $1.06 as at June 30, 2010 to $1.03 as at September 30, 2010, resulting in a foreign exchange loss of $3.6 million in the third quarter of 2010. Over the same period in the prior year, the value of the Canadian dollar increased, with exchange rates moving from $1.16 as at June 30, 2009 to $1.07 as at September 30, 2009, which resulted in a foreign exchange loss of $6.9 million in the third quarter of 2009.

•

Exploration expenses increased by $4.9 million to $5.9 million for the third quarter of 2010, reflecting higher levels of exploration activity in line with our 2010 exploration plan and our commitment to the Back Forty project. Refer to “Capital Expenditures” on page 24 for information on capitalized exploration expenditures.

For the year-to-date, significant variances for 2010 versus 2009 were:

•

Depreciation and amortization increased by $9.5 million, totaling $82.6 million during year-to-date 2010, primarily as a result of increases in depreciation rates for operating assets, including accelerated depreciation for the smelter and copper refinery, which were shut down early in the third quarter.

•

General and administrative expenses decreased by $8.7 million, totaling $19.1 million year-to-date 2010. The decrease resulted mainly from costs in 2009 related to the Lundin transaction, shareholder litigation, proxy solicitation and severance.

•	Stock-based compensation increased by $0.5 million to $4.1 million year-to-date in 2010 primarily due to the issuance of deferred share units (“DSUs”), RSUs and stock options during 2010.

•

Foreign exchange improved by $12.0 million, to a loss of $4.3 million in 2010. The loss represents changes in the Canadian dollar value of our foreign currency denominated operating accounts (including certain cash and cash equivalents, accounts receivable, accounts payable and derivatives) in response to changes in the value of the Canadian dollar relative to foreign currencies over the period. Our foreign currency denominated operating accounts are held primarily in US dollar and small amounts are held in Guatemalan quetzals. The value of the Canadian dollar relative to the US dollar increased over the year-to-date 2010, with exchange rates moving from $1.05 as at December 31, 2009 to $1.03 as at September 30, 2010, resulting in a foreign exchange loss of $4.3 million for year-to-date 2010. Over the same period in the prior year, the value of the Canadian dollar increased, with exchange rates moving from $1.22 as at December 31, 2008 to $1.07 as at September 30, 2009, which resulted in a foreign exchange loss of $16.3 million for year-to-date 2009.

•

Exploration expenses increased by $15.3 million to $18.9 million during year-to-date 2010. The increase reflected higher levels of exploration activity in line with our 2010 exploration plan and our commitment to the Back Forty project. Refer to “Capital Expenditures” on page 24 for information on capitalized exploration expenditures.

•	Interest and other income decreased by $100.1 million, mainly due to the gain of $99.9 million on the sale of Lundin shares recognized in the second quarter of 2009.

Outlook

Operating expenses will continue to be affected by the volume of purchased zinc concentrates as well as production volumes. Depreciation expense is expected to decline compared to the previous twelve months, as the accelerated depreciation from the closure of the smelter and refinery was largely completed by the end of the second quarter of 2010. General and administrative costs are expected to decline over the remainder of 2010 from 2009 levels, which were affected by costs related to the Lundin transaction, shareholder litigation and executive severance.

Tax Expense

Tax expense decreased year-to-date earnings by $41.3 million (third quarter - $5.1 million), compared to the same period in 2009.

	Three Months Ended		Nine Months Ended
($000s)	Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
Non-cash - income tax expense [1]	3,093	2,929	8,483	3,860
Non-cash - mining tax expense [1]	2,048	(421)	5,263	9,819

Total non-cash tax expense	5,141	2,508	13,746	13,679

Estimated current taxes payable - income tax	7,222	9,381	33,266	13,278
Estimated current taxes payable - mining tax	5,539	947	21,106	(153)

Total estimated current taxes payable	12,761	10,328	54,372	13,125

Tax	17,902	12,836	68,118	26,804

[1]	Non-cash tax expenses represent our draw-down/increase of non-cash future income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate for year-to-date 2010 was approximately 35.8% (third quarter - 35.0%). As a result, we recorded income tax expense of $41.7 million (third quarter - $10.3 million) in our year-to-date earnings.

Significant items causing our effective income tax rate to be higher than the 30% statutory income tax rate include:

•

Year-to-date, our US operations recorded losses of $26.8 million (third quarter - $6.6 million). These losses cause temporary differences, which result in a future tax asset. However, we have determined that we are not more likely than not to realize the benefit related to these future tax assets; accordingly, we have increased our valuation allowance, which offsets the future tax asset. The net effect is an increase to our effective tax rate because we have recorded a loss for accounting purposes but not recorded a corresponding tax benefit.

•

Year-to-date, our Guatemalan operations realized a loss of approximately $6.1 million (third quarter - $0.7 million loss). In Guatemala, there are two tax regimes for income tax purposes; the “general tax regime” applies tax at a rate of 5% of gross revenue, and the “alternative tax regime” subjects the net taxable income of CGN to a tax at a rate of 31%. Guatemalan companies have the option of electing on an annual basis to be taxed under the “alternative tax regime” for the following year. It is our view that CGN will pay tax under the “general tax regime” when temporary differences reverse. As the “general tax regime” applies tax on gross revenue, the reversal of temporary differences will not result in future cash outflows. Consequently, no future taxes have been recognized with respect to our Guatemalan operations. The net effect is an increase to our effective tax rate because we have recorded an expense for accounting purposes but not recorded a corresponding tax benefit.

•

We increased our valuation allowance by approximately $1.2 million with respect to increases in temporary differences realized in year-to-date for 2010 (third quarter - increase of $0.6 million) that relate to obligations associated with mine closure.

Mining Tax Expense

The Province of Manitoba imposes mining tax on net earnings related to the sale of mineral products mined in Manitoba (mining taxable profit) at the following rates:

•	10% of total mining taxable profit if mining profit is $50 million or less;

•	15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•	17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as future mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be 17%.

Year-to-date for 2010, our effective rate for mining taxes was approximately 22.6% (third quarter - 25.8%). For the full 2009 year, mining taxes were approximately 4.1% on earnings before tax. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. The effective mining tax rate for 2009 was significantly lower than year-to-date for 2010 as a result of lower estimated mining taxable profit in 2009 which resulted in mining taxable profit being taxed at the 10% rate rather than the 17% rate which is applicable in 2010. In addition, the exclusion of certain amounts, including the gain on the disposition of the Lundin shares, from the calculation of mining taxable profit also reduced mining taxable profit in 2009. The third quarter tax rate was higher than the year-to-date tax rate as a result of revisions to our estimates of 2010 mining taxable profits.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2010			2009				2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	($000s)
Revenue	163,367	191,851	240,320	166,673	194,608	197,657	161,784	178,781
EBITDA[1]	55,465	69,707	83,444	40,617	59,201	28,598	15,493	46,300
Operating cash flow[1] [2]	39,825	41,027	59,071	33,792	48,214	28,865	13,972	38,805
Earnings before tax	29,572	34,562	52,365	9,666	32,947	104,705	(5,280)	24,614
Net earnings	11,660	13,273	23,559	7,339	19,975	89,415	(3,958)	15,819
Earnings per share:
Basic	0.08	0.09	0.15	0.05	0.13	0.58	(0.03)	0.10
Diluted	0.08	0.09	0.15	0.05	0.13	0.58	(0.03)	0.10

[1]	Refer to “Non-GAAP Measures” on page 39.
[2]	Before changes in non-cash working capital.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers.

In 2010, we reported higher operating cash flow due to increased prices for zinc and copper offset by decline in volumes and a stronger Canadian dollar. In comparison, our 2009 EBITDA and operating cash flow was lower as the global economy recovered from the low levels of late 2008. A significant weakening of the Canadian dollar, which occurred at the same time as the decline in metals prices partially offset this trend.

In the fourth quarter of 2008, we recorded a foreign exchange gain of $34.8 million. In the second quarter of 2009, we realized a gain of $99.9 million on the disposition of our interest in Lundin.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition at September 30, 2010 compared to December 31, 2009

Cash and cash equivalents of $851.7 million as at September 30, 2010 reflected a $35.1 million decrease from December 31, 2009. We have not invested in asset-backed commercial paper, and our cash equivalents are held in low-risk, liquid investments and deposit accounts with major Canadian banks. The decrease in our cash and cash equivalents during 2010 resulted from capital expenditures, the repurchase of shares, strategic investments and dividend payments, offset by positive operating cash flow and changes in non-cash working capital.

Working capital decreased by $83.0 million to $866.6 million from December 31, 2009 to September 30, 2010. In addition to the lower cash and cash equivalents position, inventory decreased by $32.6 million primarily due to sales of zinc in excess of production. Receivables increased by $23.4 million over the same period, primarily due to increased prices of copper and zinc. Taxes payable increased by $30.9 million due to timing of payments and increased taxes in 2010 due to higher estimated taxable income.

During the nine months ended September 30, 2010, we repurchased 5,047,100 of our own shares and recorded a reduction in share capital of $21.1 million. The excess net cost over the average book value of the shares has been recorded as a reduction to contributed surplus of $3.4 million and a reduction to retained earnings of $35.8 million. As at September 30, 2010, a total of 5,646,700 shares have been purchased for approximately $68.3 million since the inception of the NCIB in 2009. The NCIB was not renewed upon its expiry on September 30, 2010.

As at September 30, 2010, letters of credit of $59.3 million were outstanding, including $42.2 million provided to the provinces of Saskatchewan and Manitoba for reclamation undertakings.

The following table summarizes our cash flows for the three and nine months ended September 30, 2010 and September 30, 2009.

	Three Months Ended		Nine Months Ended
($000s)	Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
Net earnings for the period	11,670	20,111	48,381	105,586
Items not affecting cash	28,155	28,103	91,542	(14,535)
Net change in non-cash working capital items	(7,892)	8,381	50,803	(24,489)

Cash provided by operating activities	31,933	56,595	190,726	66,562
Cash used in investing activities	(76,047)	(17,999)	(151,172)	597,556
Cash (used in) provided by financing activities	(13,514)	684	(72,859)	(1,501)
Effect of exchange rate changes on cash and cash equivalents	(2,411)	(4,944)	(1,770)	(8,052)

(Decrease) increase in cash and cash equivalents	(60,039)	34,336	(35,075)	654,565

Cash Flow from Operating Activities

Operating activities provided $31.9 million of cash flows in the third quarter of 2010, representing a decrease of $24.7 million compared to the same period in 2009. This decrease in 2010 compared to 2009 was due to various factors such as changes in non-cash working capital, lower copper sales volumes, higher taxes and a stronger Canadian dollar, offset by higher metals prices.

Year-to-date cash provided by operations was $190.7 million, reflecting an increase of $124.2 million from the same period in 2009. The increase is mainly due to higher copper and zinc prices in 2010 and changes in non-cash working capital. Significant changes in 2010 working capital included increases in accounts receivables due to timing of sales and inventories which decreased by $32.6 million due to reductions to work-in-process inventories mainly as a result of smelter closure; and taxes payable which increased by $28.6 million.

Cash Flow from Investing and Financing Activities

During the third quarter of 2010, our investing and financing activities used cash of $89.6 million, primarily driven by capital expenditures of $43.1 million, the purchase of strategic investments of $38.3 million and a dividend of $14.9 million. In 2009, our investing and financing activities used cash of $17.3 million, as we invested in capital expenditures of $16.2 million.

Year-to-date cash used in investing and financing activities was $224.0 million, due to capital asset additions of $116.4 million, repurchases of common shares of $60.3 million, strategic investments of $40.3 million and dividend payments of $14.9 million. In 2009, our investing and financing activities provided cash of $596.1 million, as we disposed certain of our short term investments of $478.9 million and our interest in Lundin for proceeds of $235 million and invested in capital expenditures of $63.8 million and additions to restricted cash of $53.9 million.

Capital Expenditures

The following tables summarize additions to capital assets, which include $4.4 million (2009: $10.6 million) of additions accrued in accounts payable and accrued liabilities:

	Three Months Ended		Nine Months Ended
(in $ millions)	Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
Plant and Equipment	18.1	5.5	46.4	17.7
Capital Development	6.8	6.4	29.2	27.9
Capitalized Exploration	19.0	4.9	43.4	13.6
Capitalized Fenix Project	0.3	8.6	1.8	14.2

Total	44.2	25.4	120.8	73.4

Our capital expenditures in the third quarter of 2010 were $18.8 million higher than the same period in 2009, mainly due to capital expenditures associated with Lalor and facilities required for the sale of copper concentrate.

	Three Months Ended		Nine Months Ended
(in $ millions)	Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
777 Mine	4.0	5.0	14.8	16.3
Trout Lake Mine	2.6	3.9	11.4	17.2
Chisel North Mine	0.8	—	8.6	(0.1)
Balmat Mine and Concentrator	2.6	—	2.6	—
Flin Flon and Snow Lake Concentrators	0.3	0.1	1.8	1.5
Flin Flon and Snow Lake Other	2.9	0.6	6.2	2.2
Zinc Plant	2.9	1.3	7.7	3.7
Copper Smelter & WPCR[1]	6.3	1.8	20.2	5.7
Other	2.3	0.2	4.0	1.0

Sustaining capital expenditures	24.7	12.9	77.3	47.5

Lalor Project	17.4	3.9	39.9	11.7
Fenix Project	0.3	8.6	1.8	14.2
777 North	1.8	—	1.8	—

Growth capital expenditures	19.5	12.5	43.5	25.9

Total	44.2	25.4	120.8	73.4

[1]	These amounts relate primarily to capital expenditures associated with the preparations for sales of concentrates.

Liquidity

On November 3, 2010, we entered into a credit agreement with a syndicate of banks for a new US $300 million revolving credit facility. The facility has an initial term of four years and is secured by a pledge of assets of the parent company and is unconditionally guaranteed by our material subsidiaries. The facility contains customary limitations on our ability to make dividend and other payments to shareholders, none of which are expected to affect our ability to continue with the dividend policy currently in place. The facility also contains customary financial maintenance covenants including minimum tangible net worth, debt to EBITDA and interest coverage, which we were in compliance with at September 30, 2010. Upon closing, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents.

Our cash and cash equivalents balance of $851.7 million and the revolving credit facility provide a substantial cushion against unanticipated demands on liquidity.

RISK MANAGEMENT

From time to time we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Base Metal Price Strategic Risk Management

Our strategic objective is to provide our investors with exposure to base metal prices, unless a reason exists to implement a hedging arrangement. We may hedge base metal prices from time to time to ensure we will have sufficient cash flow to meet our growth objectives, or to maximize debt capacity (and correspondingly minimize equity dilution) to the extent that third party financing may be needed to fund growth initiatives. We may also hedge base metal prices to manage the risk of putting higher cost operations into production or the risk associated with provisional pricing terms in concentrate purchase and sales agreements.

In October 2009, we implemented a price protection program for the restart of our Chisel North mine. We entered into zinc commodity swap contracts with an average volume of approximately 2.0 million pounds of zinc per month for the period of May 2010 through July 2012, at an average price of approximately $1.01 per pound. This volume represents approximately 50% of the anticipated production from Chisel North. Hedge accounting was applied to these transactions.

Zinc and Zinc Oxide Customer Risk Management

To provide a service to customers who purchase zinc and zinc oxide from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

Foreign Exchange Risk Management

In October 2009, we entered into foreign exchange forwards to hedge anticipated US dollar revenues. We agreed to sell US dollars and purchase C$1.45 million per month for the same period as the zinc swap contracts described above, at an average rate of approximately C$1.07 per US dollar. Hedge accounting was applied to these transactions.

OPERATIONS OVERVIEW

Mines

		Three Months Ended		Nine Months Ended
		Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
777
Ore	tonnes	373,216	389,877	1,123,833	1,172,522
Zinc	%	3.57	4.75	4.05	4.16
Copper	%	3.26	2.61	2.77	2.52
Gold	g/tonne	2.15	2.44	2.06	2.11
Silver	g/tonne	25.22	31.37	26.06	25.99
Trout Lake
Ore	tonnes	138,813	161,452	421,718	517,286
Zinc	%	2.40	3.78	2.80	2.79
Copper	%	2.73	2.39	2.43	1.98
Gold	g/tonne	1.74	1.63	1.37	1.24
Silver	g/tonne	10.16	19.55	12.58	14.63
Chisel North[1]
Ore	tonnes	66,343	—	146,106	48,695
Zinc	%	6.53	—	7.11	9.18
Total Mines[2]
Ore	tonnes	578,372	551,329	1,691,657	1,738,503
Zinc	%	3.63	4.46	4.00	3.89
Copper	%	2.79	2.55	2.47	2.30
Gold	g/tonne	1.87	2.20	1.78	1.81
Silver	g/tonne	22.71	27.91	22.87	22.59

[1]

During the first half of the year, total tonnage included 18,144 tonnes of ore accumulated during the pre-production phase, of which approximately 6,441 tonnes will be maintained as an ore stockpile, not previously reflected.

[2]	For unit operating costs, refer to page 18.

777 Mine

Ore production tonnage for the third quarter of 2010 was 4% lower compared to the same period in 2009. A planned increase in lateral development on the access decline below the 1,412 metre level to access the south zone at depth has increased the waste hoisting requirement which will continue throughout the year limiting ore hoisting time. The access development is to allow for mining from these zones in 2011 and is in line with overall mine plan. The zinc grade was lower by 25%, and the copper grade was higher by 25%, due to the areas mined in the quarter. The gold grade was 12% lower, and the silver grade was 20% lower, also due to the areas mined. Operating costs per tonne of ore in the third quarter of 2010 were marginally lower as compared to the same period in 2009.

Year-to-date, ore production tonnage decreased by 4% compared to 2009. The hoisted tonnage in 2009 was a production record for the mine. In addition, the hoisted tonnage will be affected by the increase in waste hoisting of the access decline development below the 1412 metre level. Compared with grades in 2009, the zinc grade was 3% lower, copper grade was 10% higher, gold grade was 2% lower, and silver grade was slightly higher. The higher copper grades are attributed to the areas mined. Operating costs at $34.84 per tonne of ore were 5% lower as compared to 2009 due primarily to lower propane consumption as a result of a milder spring weather, lower direct mining costs particularly backfilling, cable bolting and hoisting, and decreased use of contractors.

Trout Lake Mine

Ore production tonnage for the third quarter of 2010 was 14% lower as compared to the same quarter in 2009. The decrease in production follows the mine plan for the quarter. Production levels are expected to remain relatively constant throughout 2010 and 2011 as the mine reserves are depleted to closure. The average planned tonnage per day in 2009 was 1,964 tonnes, while in 2010 the average planned tonnes per day is 1,447 tonnes, a reduction of 26% in expected mined tonnage between 2009 and 2010. Zinc grade was 37% lower and copper grade was 14% higher. The zinc grades are slightly lower than the mine reserve grade, while the copper was higher than mine reserve grade primarily due to the increased percentage in production from the Deep West mining zone. Also reflecting the areas mined, gold grades were 7% higher and silver grades were 48% lower, respectively. Operating costs per tonne of ore were 32% higher as compared to the third quarter of 2009, primarily due to the reduced tonnage and increased operating development, due to the revised mining plan for the lower levels of the Deep West moving to a longitudinal retreat mining method to reduce development metres.

Ore production tonnage decreased by 18% for year-to-date 2010 compared to year-to-date 2009. Zinc grade was marginally higher, copper grade was 23% higher, gold grade was 7% higher and silver grade was 48% lower. Improved copper grades are expected as we extract more ore from the Deep West mining zone, along with dilution control initiatives that have been introduced to the mine plan. Operating costs per tonne of ore mined were 34% higher, due to reduced tonnage hoisted, increased ground support, rehabilitation of some of the mining areas and the change to longitudinal retreat mining in the lower levels of the Deep West.

Chisel North Mine

On October 9, 2009, we announced that we would restart operations at our Chisel North mine in Snow Lake, and commenced full production in the second quarter of 2010, with operations expected to continue for approximately two years. In connection with the restart, we entered into a forward sale of approximately 50% of the anticipated production from Chisel North, in compliance with our risk management policy (Refer to “Base Metal Price Strategic Risk Management” on page 25). In November 2009, the mine started a process of re-manning and restoration to bring the mine to a fully operational state from care and maintenance. During the third quarter of 2010, 66,343 tonnes were mined at a zinc grade of 6.53%. Production reported during the period is up 8% over the second quarter though the zinc grade is down by 19% due to the areas mined during the quarter. Operating costs were $75.35 per tonne mined for the quarter and $64.84 per tonne year to date.

Concentrators

		Three Months Ended		Nine Months Ended
		Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
Flin Flon Concentrator[1]
Ore	tonnes	505,857	569,619	1,545,866	1,702,218
Zinc	%	3.27	4.32	3.72	3.74
Copper	%	3.11	2.49	2.67	2.34
Gold	g/tonne	2.02	2.13	1.89	1.83
Silver	g/tonne	21.31	26.92	22.49	22.49
Zinc concentrate	tonnes	26,359	39,377	92,833	101,695
Concentrate grade	% Zn	52.15	52.64	52.21	52.37
Copper concentrate	tonnes	58,835	53,471	155,520	150,520
Concentrate grade	% Cu	25.35	24.85	24.92	24.70
Zinc recovery	%	83.0	84.1	84.2	83.7
Copper recovery	%	94.9	93.8	93.9	93.4
Gold recovery	%	72.5	66.1	69.9	69.5
Silver recovery	%	59.3	60.6	56.7	61.5
Chisel North Concentrator[1]
Ore	tonnes	67,732	—	141,997	49,006
Zinc	%	6.64	—	7.12	8.96
Zinc concentrate	tonnes	8,751	—	19,475	8,646
Concentrate grade	% Zn	49.63	—	49.95	48.95
Zinc recovery	%	96.5	—	96.3	96.4

[1]	For unit operating costs, refer to page 18.

		Three Months Ended		Nine Months Ended
		Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
HBMS contained metal in concentrate
Zinc	tonnes	18,091	20,728	58,194	57,484
Copper	tonnes	14,913	13,286	38,753	37,182
Gold	troy oz.	23,789	25,886	64,801	69,852
Silver	troy oz.	205,522	298,777	633,613	756,429

Flin Flon Concentrator

For the third quarter of 2010, ore processed decreased by 11% compared to the same period in 2009. The reduction in throughput was related to operational startup delays in the new copper filter plant combined with higher copper head grades, resulting in curtailed production to manage the higher levels of copper concentrate. Also increased maintenance time was required for a series of conveyor belt replacements, crusher and rod mill repairs and general maintenance repairs. Zinc head grade was 24% lower, and copper head grade was 25% higher than the third quarter of 2009. The gold head grade was 5% lower, and the silver head grade was 21% lower. Recovery of zinc to concentrate was lower by 1% due to the lower head grades while copper recovery was 1% higher. Concentrate grades were in line with expectations. Operating cost per tonne of ore processed increased by 33% from relatively low levels in 2009, primarily related to higher maintenance costs, increased contractor costs and 11% reduced throughput.

Ore processed for year-to-date 2010 was 9% lower compared to 2009 levels. Zinc head grade in 2010 was 1% lower than last year, while copper head grade was 14% higher, consistent with the ore received from the 777 and Trout Lake mines. Recovery of zinc to concentrate was 1% higher, and copper recovery was 1% higher than the same period in 2009. Operating costs per tonne of ore processed were 21% higher, primarily related to higher maintenance costs, lower throughput and the production of copper sulphate for the Chisel North concentrator which was shutdown during the same period in 2009.

Chisel North Concentrator

On October 30, 2009, we announced the restart of the Chisel North mine and concentrator. Recommissioning commenced with power supply and water, to allow pumped water re-circulation through the tailings line prior to freeze up. Over the first quarter, maintenance crews worked on the re-commissioning phase of the concentrator, reconnecting the piping throughout the plant and working on the concentrator crushing plant.

During the third quarter of 2010 the concentrator treated 67,732 tonnes of zinc ore at a grade of 6.64% with a recovery of 96.5% and a concentrate grade of 49.6% zinc. Operating costs for the third quarter were $26.54 per tonne milled and year to date costs were $23.13 per tonne.

Metallurgical Plants

Metal Produced and Sold

		Three Months Ended		Nine Months Ended
		Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
Metal Produced [1]
Metal from HBMS Concentrates
Zinc	tonnes	19,877	18,323	58,821	52,875
Copper [2]	tonnes	—	12,668	19,770	37,255
Gold [2]	troy oz.	—	22,933	35,649	68,253
Silver [2]	troy oz.	—	269,840	372,372	707,957
Metal from HBMS Purchased Concentrates
Zinc	tonnes	6,247	10,105	15,802	25,192
Copper [2]	tonnes	—	1,622	48	8,795
Gold [2]	troy oz.	—	55	—	330
Silver [2]	troy oz.	—	207,929	—	825,653

Total HBMS Metal Produced
Zinc	tonnes	26,124	28,428	74,623	78,067
Copper [2]	tonnes	—	14,290	19,818	46,050
Gold [2]	troy oz.	—	22,988	35,649	68,583
Silver [2]	troy oz.	—	477,769	372,372	1,533,610
Metal Sold
Zinc - refined	tonnes	25,698	29,349	77,741	80,771
Copper	tonnes
Cathode & anodes		2,797	15,293	31,745	51,117
Payable metal in concentrate[3]		6,321		6,864
Gold	troy oz.
Contained in slimes & anode		6,296	21,900	53,920	74,921
Payable metal in concentrate[3]		10,789		11,781
Silver	troy oz.
Contained in slimes & anode		53,695	506,148	768,223	1,711,212
Payable metal in concentrate[3]		85,044		96,264

[1]

Metal from concentrates and purchased concentrates include copper, gold and silver returned to the copper smelter for re-processing as part of the normal production process. Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

[2]	Production excludes recycled spent anode and represents non-recycled anode production only.
[3]	Copper concentrate was not sold in 2009 while the smelter was in operation.

Metallurgical Plant Production

		Three Months Ended		Nine Months Ended
		Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
Zinc Plant
Zinc Concentrate Treated
Domestic	tonnes	46,770	35,651	125,262	105,098
Purchased	tonnes	12,776	19,232	30,907	48,388

Total	tonnes	59,546	54,883	156,169	153,486
Zinc Oxide
Zinc from HBMS	tonnes	8,080	5,010	20,290	14,381
Zinc from others	tonnes	896	—	4,092	6

Total zinc consumption	tonnes	8,976	5,010	24,382	14,387
Zinc oxide produced	tonnes	10,982	6,128	29,935	17,575
Zinc oxide sold	tonnes	10,668	6,304	29,464	18,655
Smelter
Copper concentrate treated
Domestic	tonnes	—	48,799	86,528	144,514
Purchased	tonnes	—	4,666	—	25,950

Total	tonnes	—	53,465	86,528	170,464
WPCR
Anodes received	tonnes	340	15,634	23,487	48,320
Cathode produced	tonnes	1,541	12,272	20,933	38,938
Spent anode produced	tonnes	322	2,799	4,008	8,434
Liberator anode produced	tonnes	88	288	819	750
Slimes produced	tonnes	9	45	80	150

For unit operating costs, refer to page 18.

Zinc Plant

Our Flin Flon, Manitoba zinc plant uses leading-edge technology to produce special high grade zinc and includes an oxygen plant, a two-stage pressure leaching plant, a four-step solution purification, an electrolysis plant and a casting plant.

Production of cast zinc in the third quarter of 2010 was 8% lower than the same quarter in 2009. Operating costs per pound of zinc metal produced were 17% higher. Cast production was lower in the third quarter as a result of casting furnace repairs at the start of July 2010.

Year-to-date, production was 74,623 tonnes of cast metal, 4% lower than in 2009 due to insufficient concentrate availability. Operating costs per pound were up 13% due to lower production and increased maintenance costs as we prepared and completed the biennial maintenance shutdown.

For the fourth quarter of 2010, both domestic and purchased zinc concentrate inventories are expected to keep the zinc plant operating near capacity.

Zinc Oxide Facility – Zochem

During the third quarter of 2010, Zochem consumed 8,080 tonnes of HBMS zinc and 896 tonnes of third party zinc, resulting in a production of 10,982 tonnes of zinc oxide. In comparison to the third quarter of 2009, sales volumes increased by 69%, while production levels increased by 79% in response to stronger customer demand and production outages at a competitor’s plant.

Year-to-date, Zochem consumed 20,290 tonnes of HBMS zinc and 4,092 tonnes of third party zinc, resulting in a production of 29,935 tonnes of zinc oxide. In comparison to the third quarter of 2009, sales volumes increased by 58%, while production levels increased by 70% in response to stronger customer demand.

Copper Smelter

The copper smelter ceased operations with the last cast of anodes on June 11, 2010. Cleanup and decommissioning of the plant is proceeding as is shipment of copper concentrate to customers.

White Pine Copper Refinery

Operations at the refinery ceased in July following the smelter closure. Total cathode production for the quarter was 1,541 tonnes. Copper cathode production year-to-date 2010 was 20,933 tonnes. The last anode was loaded on July 6th and the last cathode produced on July 27th.

OUTSTANDING SHARE DATA

As of November 2, 2010, there were 149,093,061 common shares issued and outstanding. In addition, options for a maximum aggregate of 4,480,176 common shares were outstanding.

ADOPTION OF NEW ACCOUNTING STANDARDS

For information on our adoption of new accounting standards, refer to note 3a of our September 30, 2010 interim consolidated financial statements. Refer to note 3b for information regarding new accounting standards that will be applicable to HudBay in future years.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has set January 1, 2011 as the date that IFRS will replace existing Canadian GAAP for public companies with fiscal years beginning on or after that date, with comparative figures presented in these financial statements also required to comply with IFRS. Accordingly, our adoption date for IFRS is January 1, 2011, but our effective transition date is January 1, 2010 in order to accommodate IFRS comparative figures in our 2011 financial statements.

We have engaged external consultants to assist us through this complex transition project, which involves individuals from many aspects of the business, including accounting and finance, tax, information technology, legal, investor relations, logistics and operations. We have conducted workshops and training. We have established a project structure, including a charter and a detailed project plan that includes phases for planning and assessment, design and implementation. The project plan includes activities related to subsidiaries in all jurisdictions. Our project team provides regular status and informational updates to our IFRS Steering Committee and the Audit Committee of the board of directors.

Based on the detailed project plan, our project team has substantially completed the design phase and is in the implementation phase. The design phase included preparing accounting technical papers and analyses, selecting accounting policies, drafting financial statement templates, calculating transition adjustments, designing changes to information technology (“IT”) systems and considering any impact on business activities. The implementation phase includes preparing the opening balance sheet as at January 1, 2010, implementing and testing changes identified in the design phase, making updates as needed to reflect changing standards, making any changes required for internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) and preparing quarterly and annual IFRS financial statements for 2010 and reconciling them to our Canadian GAAP financial statements. Throughout the implementation phase, we will deliver training and knowledge transfer at appropriate points. The implementation phase will culminate with the issue of our 2011 IFRS financial statements. Our project team has substantially completed accounting analyses and transition adjustment calculations related to our opening IFRS balance sheet; the related external auditor review is well advanced. Over the next quarter, our project team will focus on completing remaining items related to our opening balance sheet and quantifying IFRS adjustments required to our 2010 interim quarterly financial statements.

To date, our IFRS Steering Committee and Audit Committee have reviewed our detailed assessment, which included identifying and prioritizing areas of differences between Canadian GAAP and IFRS, our mock-up of IFRS financial statement presentation and disclosure, as well as our status updates on project work findings and conclusions, including expected transition adjustments.

We have identified a dual reporting solution to maintain accounting records in accordance with each of Canadian GAAP and IFRS for our 2010 transition year with minimal changes to existing systems and processes. Our project team developed and is implementing an IT action plan, including changes to system business units, chart of accounts and financial reports. We are also continuing with the implementation of a new fixed asset subledger in conjunction with the implementation of a new Enterprise Resource Planning information system.

We have completed a high-level impact assessment related to key controls and have determined that the majority of our key controls are not expected to change during and after our transition to IFRS. As we make changes to systems and processes, we will address in detail related internal controls. We are also evaluating the processes and controls that are being used to develop the IFRS transition adjustments to ensure that the controls are effective.

We have also completed high-level impact assessments related to business activities such as key performance indicators, compensation plans and contracts. We determined that the main business impact of changeover to IFRS relates to HBMS’ employee profit-sharing plan. Under this plan, 10% of HBMS’ after-tax earnings (excluding provisions or recoveries for future income and mining tax) for any given fiscal year, currently calculated in accordance with Canadian GAAP, will be distributed to eligible employees. We have also identified operating cash flow before changes in non-cash working capital and cash cost per pound of zinc sold as key performance indicators. We are in the process of determining the effect of changeover to IFRS on the profit-sharing plan and these indicators.

Building on workshops held in the assessment phase, our project team receives additional training as we work through detailed analyses with external consultants and our auditors. In turn, members of our project team provide specific training to others in the Company as we include them in our analyses and decision-making.

Areas that will result in significant changes to our financial reporting or that require significant efforts include the following:

•	IFRS 1, First-time Adoption of International Financial Reporting Standards

IFRS 1 applies when an entity adopts IFRS for the first time and generally requires that we retrospectively apply each standard in effect as at December 31, 2011, the date of our first annual IFRS financial statements, as if we had always applied those standards. However, IFRS 1 provides certain optional exemptions and mandatory exceptions to the principle of retrospective application.

We expect to elect the optional exemption for business combinations. This will allow us to avoid retrospectively applying IFRS 3 (2008), Business Combinations, to business combinations prior to January 1, 2010, which would otherwise be a very significant undertaking. This exemption also applies to purchases accounted for as asset acquisitions under Canadian GAAP that would qualify as business combinations under IFRS 3 (2008), which contains a broader definition of a business. We have determined that our 2008 acquisition of HMI Nickel would qualify as a business combination under IFRS 3 (2008). Accordingly, we will carry forward our Canadian GAAP accounting treatment for such acquisitions. Other significant IFRS 1 exemptions that apply to us are described below.

In accordance with the requirements of IFRS 1, we will record transition adjustments where applicable against retained earnings as at January 1, 2010 for differences between our Canadian GAAP and IFRS accounting.

•	Exploration for and evaluation of mineral resources

IFRS 6, Exploration for and Evaluation of Mineral Resources, applies to expenditures incurred on properties in the exploration and evaluation (“E&E”) phase, which begins when an entity obtains the legal rights to explore a specific area and ends when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. IFRS 6 requires entities to select and consistently apply an accounting policy specifying which E&E expenditures are capitalized and which are expensed.

We have selected an IFRS policy to expense the cost of our E&E activities and capitalize the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Under Canadian GAAP, certain expenditures are capitalized on specified properties identified through pre-feasibility or other assessments as having mineral reserves and/or resources with the potential of being developed into a mine. Application of our IFRS policy results in a transition adjustment to reverse the Lalor project assets previously capitalized under Canadian GAAP, as the amounts arose from E&E activities rather than acquisitions. Under IFRS, we will begin capitalizing Lalor project expenditures when it reaches the end of the E&E phase. We interpret the end of the E&E phase to be the point at which we have completed a preliminary feasibility study, some of the resources have been converted to reserves, and management has determined it is probable the property will be developed into a mine.

Under IFRS, we will capitalize option payments made and record option payments received as a reduction to the cost of the related E&E asset, with any excess over cost recognized as a gain in the income statement. As a result, IFRS transition adjustments are required to reduce the cost of E&E assets for option payments received prior to our transition date that we recorded in earnings under Canadian GAAP and to increase the cost of E&E assets for option payments we previously expensed under Canadian GAAP.

As a result of these differences, we expect transition adjustments related to E&E phase mineral properties to decrease retained earnings as at January 1, 2010 by approximately $21.3 million. IFRS adjustments to reverse capitalized expenditures on the Lalor project will continue during our 2010 year until such time as we complete a preliminary feasibility study and convert some of Lalor’s resources to reserves.

•	Decommissioning and restoration

Under Canadian GAAP, we apply a credit-adjusted risk-free rate to measure our decommissioning and restoration liabilities and we do not re-measure them as a result of changes in the discount rate. Under IFRS, we will reflect applicable risks (excluding, in particular, credit risk) in estimated future cash flows and apply a risk-free rate when measuring our decommissioning and restoration liabilities, and in subsequent periods we will re-measure the liabilities to reflect changes in the discount rate. Differences between historical Canadian GAAP discount rates and current IFRS discount rates will result in IFRS transition adjustments. We have not identified any other adjustments related to decommissioning and restoration liabilities applicable on transition to IFRS.

To simplify our transition calculations, we expect to apply the IFRS 1 optional exemption for determining the amount of the decommissioning and restoration liabilities to be included in the cost and accumulated depreciation of property, plant and equipment as at January 1, 2010.

Differences between historical Canadian GAAP discount rates and current IFRS discount rates result in IFRS transition adjustments to increase decommissioning and restoration liabilities and increase the carrying amount of related property, plant and equipment. We expect net transition adjustments related to these items to decrease retained earnings by approximately $12.0 million as at January 1, 2010.

These differences may also result in ongoing IFRS adjustments to accretion expense and depreciation expense during our 2010 transition year.

•	Property, plant and equipment

IFRS requires capitalized costs to be directly attributable to bringing assets to a working condition for their intended use and requires depreciation to be calculated separately for individual components of an item of property, plant and equipment that have costs significant in relation to the total cost of the item. Requirements under Canadian GAAP, while similar, are less specific. Accordingly, in practice, IFRS may require more detailed component accounting. Under IFRS, components may be physical or non-physical. Costs of major inspections and overhauls are capitalized as separate components and depreciated over the useful lives of the major inspections or overhauls.

Working with staff from operations to analyze components of our property, plant and equipment at a more detailed level, we identified additional components from those currently recorded under Canadian GAAP, resulting in IFRS transition adjustments to increase accumulated depreciation. For certain equipment, the increase in accumulated depreciation also reflects a change in depreciation method from unit-of-production to straight-line because the expected pattern of future economic benefits is different at the lower level of componentization. Transition adjustments will also be required to increase the carrying value of property, plant and equipment for major inspections and overhauls of mobile equipment that require capitalization as separate components under IFRS but were expensed under Canadian GAAP. We also identified transition adjustments to decrease the carrying value of property, plant and equipment for certain costs that were capitalized to a development project under Canadian GAAP but under IFRS are not considered directly attributable to bringing the assets to a working condition for their intended use. We expect net transition adjustments related to these items to decrease retained earnings by approximately $4.6 million as at January 1, 2010.

Ongoing IFRS adjustments will also be required to depreciation expense during our 2010 transition year. We are also implementing a new fixed asset subledger, which will accommodate IFRS requirements for property, plant and equipment.

We expect to elect the optional IFRS 1 deemed cost exemption for our Balmat property, plant and equipment. Under Canadian GAAP, in 2008, we determined these assets were impaired and wrote off their carrying values. Accordingly, we do not expect to record a transition adjustment for these assets.

We also expect to elect the optional IFRS 1 borrowing cost exemption.

•	Mine development

Our project team is reviewing our Canadian GAAP policies for capitalizing and amortizing mine development costs against IFRS requirements. As part of this analysis, we are determining whether all types of capitalized costs are directly attributable to bringing the asset to a working condition for its intended use, in accordance with IAS 16, Property, Plant and Equipment. We do not anticipate a significant transition adjustment for these assets.

•	Functional currency

IFRS requirements for determining the functional currency of an entity are more specific than those in Canadian GAAP. Although indicators considered in the determination of functional currency are similar, IFRS also provides a hierarchy for analyzing indicators in which primary factors are based on the currency that mainly influences sales prices for goods and services and labour, material and other costs of providing goods or services. In addition, IFRS requires functional currency to be determined for every entity, whereas Canadian GAAP does not specifically require such determinations to be made for domestic operations. This area requires significant judgment. Our project team has assessed the functional currency for each of HudBay’s entities under IFRS. We will record a transition adjustment for our Guatemalan operations, which we have determined have a Canadian dollar functional currency under Canadian GAAP and a US dollar functional currency under IFRS. This may also result in IFRS adjustments during our 2010 transition year. To simplify our calculation of the transition adjustments, we expect to elect the optional IFRS 1 exemption to deem cumulative translation differences to be zero as at January 1, 2010 (with an offsetting adjustment to retained earnings). Under Canadian GAAP, we do not currently have a currency translation adjustment, as the measurement currency of all HudBay entities is Canadian dollars. We expect transition adjustments related to the change in functional currency to decrease retained earnings by approximately $4.6 million as at January 1, 2010.

•	Employee benefits

Under IFRS, past service costs are recognized over the vesting period, whereas Canadian GAAP allows recognition of past service costs over the expected average remaining service period. As a result, we will record a transition adjustment to charge unamortized, vested past service costs to retained earnings. Further, we expect to elect the IFRS 1 optional exemption to reset unamortized actuarial gains and losses to zero as at January 1, 2010 with an adjustment against retained earnings. We expect transition adjustments related to employee benefits to decrease retained earnings by approximately $3.6 million as at January 1, 2010.

IFRS provides a policy choice for ongoing recognition of actuarial gains and losses. Entities may opt to recognize actuarial gains and losses in profit or loss, applying either the corridor method or an approach that results in faster recognition; alternately, entities may recognize actuarial gains and losses immediately in other comprehensive income. We expect to continue to apply the corridor method to recognize actuarial gains and losses in profit or loss under IFRS.

The transition adjustments described above and our policy choice for ongoing recognition of actuarial gains and losses under the corridor method may also cause ongoing IFRS adjustments during our 2010 transition year.

•	Provisions

IFRS requires recognition of provisions that are constructive obligations, which arise when an entity’s past practice or sufficiently detailed public statements have created a valid expectation in other parties that it will carry out an action. As a result, additional liabilities may require recognition under IFRS. Upon transition to IFRS, we will record provisions for donation commitments previously made that we have concluded require recognition under IFRS as constructive obligations but under Canadian GAAP are expensed as payments are made. We expect these transition adjustments to decrease retained earnings by approximately $1.0 million as at January 1, 2010.

•	Non-controlling interest

IFRS requires presentation of non-controlling interests within equity on the balance sheet, separate from the equity of the owners of the parent entity. We will record a transition adjustment to reclassify non-controlling interests of $1.3 million to equity from other long-term liabilities. We reflected the same reclassification as at January 1, 2010 in our Canadian GAAP financial statements upon early adoption of a new Canadian GAAP standard for non-controlling interests. This transition adjustment has no impact on retained earnings.

•	Impairment of long lived assets

Canadian GAAP applies a two-step process for impairment analyses. When indicators of impairment exist for an asset group, we first test the asset group’s recoverability by comparing its carrying value to its undiscounted estimated future cash flows. If we determine the carrying value is not recoverable, we then measure an impairment loss by comparing the carrying value to fair value. In contrast, IFRS applies a one-step process for impairment analyses. Under IFRS, when indicators of impairment exist for an asset or cash-generating unit, we test for impairment by comparing the carrying value to the recoverable amount, which is the greater of fair value less costs to sell and value in use (discounted cash flows). As a result, impairments may be recorded more often or earlier under IFRS than under Canadian GAAP. Our project team has identified our cash-generating units and is finalizing our assessment of indicators of impairment as at our IFRS transition date. We do not anticipate a significant transition adjustment as at January 1, 2010.

•	Income taxes

Accounting for income tax under IFRS is addressed under IAS 12, Income Taxes, and differs significantly in many respects from Canadian GAAP. Our project team has determined that the majority of the differences relate to reclassifications within equity and differences in financial statement presentation and note disclosure. The adoption of IFRS may have a significant impact on our tax accounting processes both in the year of transition and in subsequent years. The tax effect of accounting adjustments upon transition to IFRS has been reflected in the figures disclosed above.

•	Cash flow statement classification

Under IFRS, cash flows from interest received may be classified as either operating or investing activities, and cash flows for interest paid may be classified as either operating or financing activities. Under Canadian GAAP, we classify cash flows from interest income and interest expense as operating activities. Upon transition to IFRS, we expect to classify cash flows from interest received as investing activities, cash flows for interest paid on borrowings as financing activities, and cash flows for other operating interest paid as operating activities. These classification changes will not require IFRS transition adjustments; however, the changes may result in differences in reported cash flow from operations, which we have identified as a key performance indicator. Currently, we have interest income but no borrowings. In this circumstance, reported cash flow from operations will be lower under IFRS, as cash flows from interest received will be reflected in investing activities instead of in operating activities.

In addition to the accounting policy changes described above, extensive changes to financial statement presentation and disclosure will be required upon adoption of IFRS. Our project team has prepared mock-up IFRS financial statements to reflect these changes and is implementing processes to accumulate the necessary data in the future for such changes.

The accounting policy changes described above are based on the IFRSs currently issued. We are continuing to monitor changing standards to enable us to assess their effect on the IFRS project and update our project plan as required.

Accounting, reporting and procedural changes in areas affected by IFRS, including those described above, may also result in changes that will affect ICFR and DC&P. As noted above, our IFRS project plan includes the identification of areas where changes will be required to accounting policies, procedures and controls. These changes may result in new or changed controls, and we will evaluate these controls to confirm that the new or revised controls are operating effectively. This evaluation will include ongoing testing of the effectiveness of the operation of the controls.

The IFRS project plan includes DC&P relating to IFRS disclosures in the MD&A as well as the preparation of regular updates to management, the Steering Committee, the Audit Committee and other stakeholders on the project plan progress and on the expected impact that transition to IFRS may have on our financial reporting and disclosure responsibilities. HudBay has a Disclosure Committee whose responsibilities include the designing, establishing and monitoring of controls and other procedures so that information that we are required to disclose is done so on a timely basis and in accordance with regulatory requirements. Our Chief Financial Officer (“CFO”) is a member of both the IFRS Steering Committee and the Disclosure Committee.

As our project progresses toward adoption of IFRS in 2011, we will provide additional insight into the expected impact of the transition to IFRS on our financial reporting, information technology and data systems, internal control over financial reporting, disclosure controls and procedures and business activities. We currently expect the IFRS transition adjustments described above to result in a decrease to equity attributable to owners of HudBay Minerals Inc. of approximately $47 million or approximately $0.31 per common share outstanding as at December 31, 2009, as compared to equity presented in our Canadian GAAP financial statements for the year ended December 31, 2009.

NON-GAAP MEASURES

Detailed operating expenses, EBITDA, operating cash flow before changes in non-cash working capital, operating cash flow per share, cash cost per pound of zinc sold and co-product cash costs per unit sold are included in this MD&A because these measures are performance indicators that we use internally to monitor performance. We use these measures to assess how well we are performing compared to plan and to assess the overall effectiveness and efficiency of mining, processing and refining operations. We believe that the inclusion of these measures in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these measures to assess our performance. These measures do not have a meaning presented by GAAP and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

EBITDA

The following table presents our calculation of EBITDA for the three and nine months ended September 30, 2010 and September 30, 2009.

	Three Months Ended		Nine Months Ended
($000s)	Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
Earnings before tax and non-controlling interest	29,572	32,947	116,499	132,390
Adjustments:
Depreciation and amortization	25,267	28,822	82,618	73,078
Exploration	5,868	983	18,868	3,615
Interest and other income	(3,133)	(3,329)	(6,117)	(106,235)
(Gain) loss on derivative instruments	(2,109)	(222)	(3,373)	462

EBITDA	55,465	59,201	208,495	103,310

Operating cash flow before changes in non-cash working capital and operating cash flow per share

The following table presents our calculations of operating cash flow before changes in non-cash working capital and operating cash flow per share for the three and nine months ended September 30, 2010 and September 30, 2009.

	Three Months Ended		Nine Months Ended
($000s except share and per share amounts)	Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
Cash provided by operating activities, per financial statements	31,933	56,595	190,726	66,562
Adjustments:
Changes in non-cash working capital	7,892	(8,381)	(50,803)	24,489

Operating cash flow before changes in non-cash working capital	39,825	48,214	139,923	91,051
Weighted average shares outstanding	148,949,050	153,443,348	151,114,563	153,432,764

Operating cash flow per share	$0.27	$0.31	$0.93	$0.59

Cash cost per pound of zinc sold

Our cash cost per pound of zinc sold, net of by-product credits, for the third quarter of 2010 was negative US$0.27 per pound, excluding costs and sales related to Balmat, HMI Nickel and corporate activities, as calculated in the following table.

	Three Months Ended				Nine Months Ended
($000s except as noted)	Sep 30 2010		Sep 30 2009		Sep 30 2010		Sep 30 2009
Operating expenses		92,652		119,169		355,805		399,794
General and administrative expenses[1]		1,796		2,250		6,120		4,587

		94,448		121,419		361,925		404,381
Exclude amounts related to Balmat and HMI Nickel		(3,720)		(1,959)		(13,820)		(9,920)

		90,728		119,460		348,105		394,461
Less by-product credits[2]		(106,390)		(135,583)		(415,632)		(409,540)

Cash cost net of by-products		(15,662)		(16,123)		(67,527)		(15,079)
Exchange rate (US $1 to C$) [3]		1.039		1.097		1.036		1.170

Cash cost net of by-products	US	(15,074)	US	(14,697)	US	(65,181)	US	(12,888)
Zinc sales (000’s lbs.)		56,654		64,703		171,389		176,302

Cash cost per pound of zinc sold, net of by-product credits in US $/lb.	US	(0.27)	US	(0.23)	US	(0.38)	US	(0.07)

[1]	General and administrative expenses relate to HBMS entity only.
[2]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and by-product sales.
[3]	Weighted average exchange rate for sales during the period.

Cash costs net of by-product credits have been restated to exclude corporate activities in order to be better comparable with costs disclosed by comparable mining companies. For the third quarter of 2010, our cash cost per pound of zinc sold was negative US$0.27, a net decrease of US$0.04 from the same period in 2009, and for the year-to-date was negative US$0.38, a net decrease of US$0.31 from 2009. The decrease in cost per pound was due primarily to higher by-product copper, gold and silver credits arising from higher prices.

Our calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.

Co-product cash costs per unit sold

Commencing in the third quarter of 2010, we introduced co-product cash costs as a new non GAAP measure. We believe that these costs serve as meaningful indicators for investors to evaluate our operations. Costs for 2009 have not been included for comparability because they included substantial purchased copper concentrate volumes together with the cost of the smelter and refinery, which were shutdown in 2010.

Whereas cash costs net of by-product credits present the cash costs of a single metal, assuming that all other metals are by-products of the given metal, co-product cash costs present a cost of producing each of our primary metals, copper, zinc and gold, based on an allocation of costs among the metals. Costs that can be readily associated with a specific metal are allocated to that metal. Mining and milling costs for our Trout Lake and 777 mines are allocated proportionately based on the value of the contained metals at prevailing metals prices. Operating overhead expenses and general and administrative expenses (in both cases, excluding costs not related to our HBMS operations) are generally allocated equally between zinc and copper with some further cost allocation to gold. In order to present a cost per finished unit sold, we also add to these costs third party treatment and refining costs, which are deducted from revenue in our financial statements.

Zinc oxide production is treated as a by-product of zinc production, so the costs of our Zochem operation are allocated to zinc operating expenses and zinc oxide revenues are deducted from total zinc cash costs. Similarly, silver production is treated as a by-product of gold production. Other miscellaneous revenues are allocated among zinc, copper and gold in the same manner as general and administrative costs.

While the impact of fluctuating metals prices is expected to be less significant on co-product cash costs than it is on by-product cash costs, changes in relative metals prices may cause our reported cash costs to vary substantially over time, irrespective of our operational results. Significant management judgement is also required in determining how costs should be allocated among metals. Caution should also be exercised in using co-product cash costs to evaluate the profitability of a particular metal, as the profitability of our polymetallic mines is dependent on the production of all of our principal metals. Our future co-product cash costs may change significantly from those reported for the three and nine months ended September 30, 2010 as we complete the transition from copper smelting and refining to copper concentrate sales.

Three Months Ended September 30, 2010

(‘000s except as noted)	Copper	Zinc	Gold	Non-allocated costs	Total
Operating expenses	23,779	57,328	7,825	3,720	92,652
General and administrative[1]	718	718	359	5,575	7,370
Treatment and refining costs[2]	3,681	—	920	—	4,601

	28,178	58,046	9,104	9,295
Zinc oxide and by-product revenues	(641)	(9,302)	(3,362)

Co-product costs	27,537	48,744	5,742
Sales volume[3]	20,104	56,655	17,085

Co-product cash costs per unit[3] sold	$1.37	$0.86	$336

[1]	Allocation of general and administrative costs to copper, zinc and gold production exclude corporate and other non-production related costs.
[2]	Treatment and refining costs are deducted from revenue.
[3]	Copper and zinc sales volumes denoted in 000’s pounds, and gold sales volumes denoted in troy oz.

Nine Months Ended September 30, 2010

(‘000s except as noted)	Copper	Zinc	Gold	Non-allocated costs	Total
Operating expenses	119,682	181,297	41,006	13,820	355,805
General and administrative[1]	2,448	2,448	1,224	12,994	19,114
Treatment and refining costs[2]	6,305	—	920	—	7,225

	128,435	183,745	43,150	26,814
Zinc oxide and by-product revenues	(2,647)	(28,627)	(17,334)

Co-product costs	125,788	155,118	25,816
Sales volume[3]	85,119	171,391	65,702

Co-product cash costs per unit[3] sold	$1.48	$0.91	$393

[1]	Allocation of general and administrative costs to copper, zinc and gold production exclude corporate and other non-production related costs.
[2]	Treatment and refining costs are deducted from revenue.
[3]	Copper and zinc sales volumes denoted in 000’s pounds, and gold sales volumes denoted in troy oz.